UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 3)*

Nordic American Offshore Ltd.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G65772108
(CUSIP Number)

Herbjørn Hansson, Executive Chairman
Tel No. 47 33427300,
LOM Building
27 Reid Street
Hamilton HM 11
 Bermuda

with a copy to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 11, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G65772108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

High Seas AS

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Not Applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,484,711

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

7,484,711

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,484,711

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.15%*

14.	TYPE OF REPORTING PERSON

OO

*	Based on 73,741595 outstanding common shares, par value $0.01 per share (the "Common Shares") of Nordic American Offshore Ltd. (the "Issuer") as of the date hereof.

CUSIP No.	G65772108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Herbjørn Hansson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Not Applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

219,529

8.	SHARED VOTING POWER

7,484,711

9.	SOLE DISPOSITIVE POWER

219,529

10.	SHARED DISPOSITIVE POWER	[_]

7,484,711

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,704,240*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.45%**

14.	TYPE OF REPORTING PERSON

IN

*
Includes (i) 219,529 Common shares of the Issuer owned by Mr. Hansson directly and (ii) 7,484,711 Common Shares of the Issuer which Mr. Hansson is deemed to beneficially own  through High Seas AS ("High Seas"), of which he is the controlling person.

**	Based on 73,741,595 outstanding Common Shares of the Issuer as of the date

CUSIP No.	G65772108

Item 1.	Security and Issuer
This Amendment No.3 (this "Schedule 13D/A") amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on May 16, 2017, as amended by Amendment No. 1 thereto filed on June 6, 2017 and Amendment No. 2 thereto filed on September 12, 2017, and relates to the common shares, par value $0.01 (the "Common Shares") of Nordic American Offshore Ltd., a Bermuda company (the "Issuer"). The address of the Issuer's principal executive offices is LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.
Item 2.	Identity and Background
(a),  (b), (c), (f)          This Schedule 13D/A is being filed by (i) High Seas AS, a corporation organized under the laws of the Norway and (ii) Mr. Herbjørn Hansson, a citizen of Norway (together, the "Reporting Persons"). Mr. Hansson is the controlling person of High Seas.
The registered address of High Seas is Bekkasinv 12, 3212 Sandefjord, Norway. The principal place of business of High Seas is Bekkasinv 12, 3212 Sandefjord, Norway. The principal business of High Seas is shipping, stock trading, consulting and related business.
The name, citizenship, present principal occupation and principal business address of the directors of High Seas is set forth below. High Seas does not have any executive officers, but Mr. Hansson is the controlling person of High Seas.
Herbjørn Hansson	Director	Mr. Hansson's principal business address is LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda. Mr. Hansson is a citizen of Norway.

Wilhelm Loennecken Holst	Director	Mr. Holst's principal business address is Fredriksborgveien 23C, 0286 Oslo, Norway. Mr. Holst is a citizen of Norway and his principal occupation is as a consultant.

Mr. Hansson is a citizen of Norway and his present principal occupation is as Chairman and Chief Executive Officer of Nordic American Tankers Limited and as Executive Chairman and Director of the Issuer.  Mr. Hansson's principal business address is LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.
(d)  During the past five years, none of the Reporting Persons or any of the directors of officers listed above have been, to the best of their knowledge, convicted in a criminal proceeding.
(e) During the past five years, none of the Reporting Persons or any of the directors or officers listed above have been, to the best of their knowledge, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.	Source and Amount of Funds or Other Consideration
 Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on September 12, 2017.

Item 4.	Purpose of Transaction
The information contained in Item 3 is incorporated by reference.
The Reporting Persons had acquired the Common Shares of the Issuer described in Schedule 13D/A filed with the Commission on September 12, 2017 (and all prior Schedule 13D/A filings relating to the Issuer) for investment purposes.  The Reporting Persons at any time and from time to time may acquire additional Common Shares or dispose of any or all of Common Shares they own depending upon an ongoing evaluation of the investment in the Common Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.
On December 7, 2018, the Issuer entered into a Share Purchase Agreement (the "Purchase Agreement") with Scorpio Offshore Investments Inc. ("Scorpio"), a closely held company controlled by the Lolli-Ghetti family, pursuant to which on December 11, 2018 (the "Closing Date"), Scorpio purchased 11,754,748 of the Issuer's common shares for an aggregate purchase price of $5.0 million.
In connection with Scorpio's investment in the Issuer and effective as of the Closing Date, Mr. Emanuele Lauro was appointed Chief Executive Officer of the Issuer and Chairman of the Board of Directors (the "Board"); Mr. Robert Bugbee was appointed President of the Issuer and a Director on the Board; Mr. Cameron Mackey was appointed Chief Operating Officer of the Issuer; and Mr. Filippo Lauro was appointed Vice President of the Issuer.
The Reporting Persons have no future plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D/A.
Mr. Herbjørn Hansson, one of the Reporting Persons, no longer serves as the Executive Chairman and Director of the Issuer.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5.	Interest in Securities of the Issuer
(a)  As of the date hereof, High Seas may be deemed to be the beneficial owner of 7,484,711 Common Shares, constituting 10.15% of the Common Shares based upon 73,741,595 outstanding Common Shares.  High Seas has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 7,484,711 Common Shares. High Seas has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 7,484,711 Common Shares.
(b) As of the date hereof, Mr. Herbjørn Hansson may be deemed to be the beneficial owner of 7,704,240 Common Shares, constituting 10.45% of the Common Shares based upon 73,741,595 outstanding Common Shares. Mr. Hansson has the sole power to vote or direct the vote of 219,529 Common Shares and the shared power to vote or direct the vote of 7,484,711 Common Shares. Mr. Hansson has the sole power to dispose or direct the disposition of 219,529 Common Shares and the shared power to dispose or direct the disposition of 7,484,711 Common Shares.
(c)  All transactions in the Common Shares effected during the past 60 days by the Reporting Persons are set forth in Annex A, attached to this Schedule 13D/A and incorporated herein by reference.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7.	Materials to be Filed as Exhibits
Exhibit A	Joint Filing Agreement
Exhibit B	Purchase Agreement between the Issuer and Scorpio dated December 7, 2018 (incorporated by reference to the Issuer's Current Report on Form 6-K, filed with the Commission on December 18, 2018).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 21, 2018
(Date)

High Seas AS

By: /s/ Herbjørn Hansson
Name: Herbjørn Hansson Title: Director
/s/ Herbjørn Hansson
(Signature)

Herbjørn Hansson (Name)

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A, dated December 21, 2018, relating to the Common Shares, par value $0.01 per share of Nordic American Offshore Ltd. shall be filed on behalf of the undersigned.

December 21, 2018
(Date)

High Seas AS

By: /s/ Herbjørn Hansson
Name: Herbjørn Hansson Title: Director
/s/ Herbjørn Hansson
(Signature)

Herbjørn Hansson (Name)